SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                  SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)

   MP VALUE FUND 7, LLC; MP INCOME FUND 19, LLC; MACKENZIE PATTERSON SPECIAL
           FUND 6, LLC; MACKENZIE PATTERSON, INC.; and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                       Derenthal & Dannhauser
1640 School Street                              One Post Street, Suite 575
Moraga, California  94556                       San Francisco, California  94104
(925) 631-9100                                  (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                     Transaction                 Amount of
                     Valuation*                  Filing Fee

                     $1,020,000                  $93.84

* For purposes of calculating the filing fee only. Assumes the purchase of 10 Units at a purchase price equal to $102,000 per Unit in cash.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[]       issuer tender offer subject to Rule 13e-4.
[]       going private transaction subject to Rule 13e-3
[]       amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP VALUE FUND 7, LLC; MP INCOME FUND 19, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC (collectively the "Purchasers") to purchase up to 10 Units of limited partnership interest (the "Units") in SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP, a Maryland limited partnership (the "Issuer"), the subject company, at a purchase price equal to $102,000 per Unit, less the amount of any distributions declared or made with respect to the Units between November 15, 2002 (the "Offer Date") and December 31, 2002 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson, Inc. and C.E. Patterson are named as bidders herein because each is deemed to control the Purchasers, but neither party is otherwise participating in the offer described in this schedule.

         Tender of Units will include the tender of any and all securities into which the Units may be converted, and any securities distributed with respect to the Units from and after the Offer Date.

         The Issuer had 144 holders of record owning an aggregate of 649 Units as of December 31, 2001, according to its annual report on Form 10-K for the year then ended. The Purchasers and their affiliates currently beneficially own no Units. The 10 Units subject to the Offer constitute approximately 1.5% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $1,020,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Issuer's principal executive offices is 55 Beattie Place, PO Box 1089 Greenville, South Carolina 29602.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

         (a)(1)   Offer to Purchase dated November 15, 2002

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated November 15, 2002

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.


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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 15, 2002

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 19, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

/s/ C.E. Patterson
   C.E. Patterson


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                                  EXHIBIT INDEX


Exhibit           Description                                          Page

(a)(1)   Offer to Purchase dated November 15, 2002

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated November 15, 2002

(a)(4)   Advertisement